UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       March 17, 2003

              File No.    0-31222

Firelight Corporation

(Name of Registrant)

#215 12904-50 Street, Edmonton, Alberta Canada T5A 4L2

(Address of principal executive offices)

1.

Press Release dated March 14, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F XXX

         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRELIGHT CORPORATION

(Registrant)

Dated March 17, 2003

       /s/  Roy McDonald, Director

FIRELIGHT CORPORATION

PRESS RELEASE

FOR IMMEDIATE RELEASE                                                                               TSXV “FRL”

LETTER OF INTENT FOR PRIVATE PLACEMENT AND CHANGE OF CONTROL

March 14, 2003

Firelight Corporation (“Firelight” or the “Corporation”) is pleased to announce that it has entered into a letter of intent (the “Letter of Intent”) with Nantucket Ventures, LLC (“Nantucket”) of Houston, Texas,

Brad Hope and Roy McDonald (directors of the Corporation) and Multivision Holdings Ltd.

(“Multivision”, a company controlled by Brad Hope and Roy McDonald), pursuant to which Nantucket will subscribe for a private placement of common shares of the Corporation and will acquire an additional 4,749,983 existing common shares of the Corporation. These are arm’s-length transactions and will result in a change of control of the Corporation.

Pursuant to the terms of the Letter of Intent, Nantucket will acquire a minimum of 10,500,000 common shares and a maximum of 15,750,000 common shares from the treasury of Corporation at a price of

US$0.0762 (approx. CDN$0.12) per share, for total consideration of between US$800,000 and

US$1,200,000. In addition, Nantucket will be issued an option to acquire a number of common shares equal to 15,750,000 shares less the number of common shares subscribed for by Nantucket under the private placement. The option will have a term of two years from the date of closing and the exercise price under the option will be US$0.095 per share. In addition, the Letter of Intent provides for the acquisition by Nantucket of 4,749,983 currently issued and outstanding common shares of Firelight from

Multivision Holdings Ltd., Brad Hope and Roy McDonald at an average price of US$0.043 per share, for aggregate consideration of US$205,015.

Collectively, these transactions will result in Nantucket holding between 15,249,983 and 20,499,983 common shares of the Corporation, representing between 65% and 72% of the total outstanding shares upon completion of the transactions. Nantucket is a private Texas company controlled by Jay Haber of

Houston, Texas.

In conjunction with the above and under the terms of the Letter of Intent, Multivision will assign to

Firelight all of Multivision's rights and interest in the “Accu-Master Golfclub Strike”, and in return

Firelight will assign its rights to the “Firelight II” barbeque unit to Multivision and all royalty payments from Firelight to Multivision in connection with sales of the “Firelight II” barbeque unit will cease. The

“Firelight II” barbeque unit has generated nominal revenues for Firelight over the past several years.

Firelight’s mission is to provide unparalleled quality and service to the golf playing community.

Currently, the Corporation is marketing its Butch Harmon line of golf products primarily through retail outlets in Canada, the United States and Asia. Upon completion of the proposed transactions, Firelight will exit the gas grill business and concentrate on becoming one of the leading golf media companies in

North America, by providing the highest quality videos and training aids. The Corporation will seek to expand its current distribution network as well as its product lines. Emphasis will be placed on direct commercials and a substantial increase in media expenditures. The Corporation will evaluate opportunities outside the golfing industry on a very selective basis and go forward with such a product only if it represents an opportunity to create shareholder value through revenue and asset growth. As previously reported, the Corporation will seek to finalize its listing on the NASDAQ OTC market in the

United States.

CDN$220,000 to CDN$300,000 of the proceeds from the private placement will be used to retire certain outstanding liabilities of Firelight, with the balance of approximately CDN$900,000 to CDN$1,500,000 to be used to expand the company’s product line, carry out new marketing initiatives and general working capital purposes.

Upon completion of the proposed transactions, it is anticipated that Philip Bucknell, June Hope and Scott Walters will resign as directors of Firelight, Roy McDonald and Brad Hope will maintain board positions but shall resign as officers, and the following individuals will be appointed as directors and officers:

Jay D. Haber, Houston, Texas, proposed CEO and Chairman - Jay D. Haber, a private investor,

currently serves as an investment banker and management consultant to a number of private and publicly traded companies. Throughout the 1990’s, Mr. Haber served as Chairman and CEO of Geokinetics Inc., a Houston based publicly based traded company. More recently, Mr. Haber served as Chief Executive

Officer of a privately held Internet-based application service provider and technology aggregator for the medical community, as part of his investment banking and management consulting activities.

Thomas J. Concannon, Houston, Texas, proposed President, COO and director - Mr. Concannon currently serves as Chief Financial Officer of an U.S. based NASDAQ OTC bulletin board company. He brings many years of financial and managerial experience to Firelight. Prior to serving in his current position, this individual served as Chief Executive Officer of an operating division of a New York Stock

Exchange company as well as serving as a member of the parent company’s board of directors.

The proposed transactions are subject to conditions precedent that must be satisfied or waived by the parties before the transaction can proceed, including approval of the TSX Venture Exchange and a complete due diligence review by Nantucket. There can be no assurance that the proposed transactions will be completed as proposed or at all.

Firelight also announces that it has agreed with Corporate and Advisory LLC. (controlled by Philip

Bucknell, a director of the Corporation) that it will pay to that company 25,000 common shares per month for four months at a deemed price of CDN$0.18 per share, for consulting services to Firelight, subject to approval of the TSX Venture Exchange. In addition, Firelight has allocated stock options for 25,000 common shares at an exercise price of CDN$0.20 per share under its stock option plan to Mike England, an investor relations consultant of the Corporation, subject to the approval of the TSX Venture Exchange.

For further information please contact:

Firelight Corporation

Attention: Brad Hope, President

Tel: 1-888-465-3995

Fax: (250) 295-3512

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.